Mail Stop 4561

February 15, 2007

G. Patrick Lynch
President and Chief Executive Officer
Northern Technologies International Corporation
4201 Woodland Road
Circle Pines, MN 55014
(763) 225-6600

> **Re: Northern Technologies International Corporation (File No. 001-11038)**
> **Form 10-KSB for the Fiscal Year Ended August 31, 2006**

Dear Mr. Lynch,

We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to the matter addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended August 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page 31

1.   We note that the principal auditor's report indicates that they did not audit the financial statements of certain joint ventures. Revise to provide the audit report of the other auditors or identify where the audit reports are included. Refer to Rule 2-05 of Regulation S-X. Also note that if the other auditors' reports refer to financial statements prepared in accordance with a foreign GAAP, please ensure that one of the auditors reports clearly states who was responsible for auditing the

conversion of the financial statements from the foreign GAAP into U.S. GAAP used in the consolidated financial statements.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief